UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On July 22, 2026, monday.com Ltd. (the "Company") initiated a restructuring plan (the "Plan") to align the Company’s organizational structure with its strategic focus on the AI Work Platform. The Plan reflects the Company's ongoing transformation of its product, marketing, and go-to-market strategy and is intended to support a leaner, more focused operating model as the Company continues to invest in its AI-driven growth strategy.

The Plan includes a reduction of approximately 20% of the Company's current workforce. The Company expects to continue hiring in key strategic areas throughout 2026.

In connection with the Plan, the Company estimates that it will incur approximately $45 - $55 million in net charges, consisting of approximately $30 - $35 million of future net charges related to severance payments, employee benefits, and related costs and approximately $30 - $35 million in charges related to the impairment of certain office space, partially offset by approximately $15 million in non-cash credits for share-based compensation. The majority of these charges are expected to be recognized in, and the Plan substantially completed by, the second half of 2026.

The Company expects its full-year 2026 financial results to be in-line with or above its guidance as provided on its fiscal 2026 first quarter earnings call

FY26 Outlook	Previous	Current
Y/Y Revenue Growth	19%-20%	19%-20%
Non-GAAP Operating Margin	~13%	~15%
Adjusted Free Cash Flow Margin	19%-20%	19%-20%

Full-year 2026 projections for Non-GAAP Operating Margin and Adjusted Free Cash Flow Margin continue to incorporate an estimated adverse foreign currency exchange impact of approximately 100 to 200 basis points and exclude any estimated restructuring charges from the Plan.

Non-GAAP Financial Measures:

monday.com believes that non-GAAP financial measures, such as non-GAAP operating income and adjusted free cash flow, provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Forward-Looking Statements:

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com’s control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to risks related to the Plan, including that the Plan may not achieve the expected benefits or that the costs may exceed our expectations; our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenue from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform; risks related to artificial intelligence (“AI”) and machine learning; our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and direct sales capabilities; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with scrutiny related to environmental and social matters; our dependence on founders and other key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on web search engines, both traditional and AI generated, to direct traffic to our website; interruptions or delays in service from third parties or our inability to plan and manage interruptions; risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizers on our platform; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes; our ability to maintain, protect or enforce our intellectual property rights or intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing conflicts in the region and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this document represent monday.com’s views as of the date of this document. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: July 22, 2026